FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File No. 000-16353

37 CAPITAL INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

10.1	Arrangement Agreement and Plan of Arrangement between 37 Capital Inc., 27 Red Capital Inc. and 4 Touchdowns Capital Inc. dated April 30, 2015

99.1	News Release dated May 4, 2015

99.2	Material Change Report dated May 4, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
May 5, 2015	President